

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Clay Whitson
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, Tennessee 37215

Re: i3 Verticals, Inc.
Draft Registration Statement on Form S-1
Submitted May 20, 2019
CIK No. 0001728688

Dear Mr. Whitson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Jay Knight